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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                               GUITAR CENTER INC.
                         -----------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                    402040109
                         ------------------------------
                                 (CUSIP Number)


                                  May 28, 1999
                         ------------------------------
             (Date of Event which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]      Rule 13d-1(b)

         [X]      Rule 13d-1(c)

         [ ]      Rule 13d-1(d)

------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 402040109              SCHEDULE 13G                  Page 2 of 6 Pages


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1.       NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         (entities only)

         Robert Eastman
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2.       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

         (a) [ ]           (b)  [X]
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3.       SEC USE ONLY

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4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
-------------------------------------------------------------------------------
NUMBER OF SHARES          5.       SOLE VOTING POWER            81,792 shares
                          -----------------------------------------------------
BENEFICIALLY OWNED        6.       SHARED VOTING POWER       1,668,940 shares
                          -----------------------------------------------------
BY EACH REPORTING         7.       SOLE DISPOSITIVE POWER       81,792 shares
                          -----------------------------------------------------
PERSON WITH               8.       SHARED DISPOSITIVE POWER  1,668,940 shares
-------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,750,732 shares
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10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [  ]
-------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         8.70%
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12.      TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------


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CUSIP NO. 402040109              SCHEDULE 13G                  Page 3 of 6 Pages


     This Schedule 13G, dated June 11, 1999, of Robert Eastman relates to the shares of Common Stock of Guitar Center Inc.

Item 1(a).    Name of Issuer:

         Guitar Center Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:

         5155 Clareton Drive, Agoura Hills, CA 91301

Item 2(a).    Name of Person Filing:

         Robert Eastman

Item 2(b).    Address of Principal Business Offices or, if none, Residence:

         2271 Johns Peak Road, Central Point, OR 97502

Item 2(c).    Citizenship:

         U.S.A.

Item 2(d).    Title of Class of Securities:

         Common Stock

Item 2(e).    CUSIP Number:

         402040109

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under section 15 of the Securities Exchange Act of 1934 (the "Act").

         (b)  [ ]  Bank as defined in section 3(a)(6) of the Act.

         (c)  [ ]  Insurance company as defined in section 3(a)(19) of the Act.

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940.


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CUSIP NO. 402040109              SCHEDULE 13G                  Page 4 of 6 Pages


         (e)   [ ]   An investment advisor in accordance with
                     ss.240.13d-1(b)(1)(ii)(E).

         (f)   [ ]   An employee benefit plan or endowment fund in
                     accordance with ss.240.13d-1(b)(1)(ii)(F).

         (g)   [ ]   A parent holding company or control person in
                     accordance with ss.240.13d-1(b)(1)(ii)(G).

         (h)   [ ]   A savings association as defined in Section 3(b)
                     of the Federal Deposit Insurance Act.

         (i)   [ ]   A church plan that is excluded from the
                     definition of an investment company under section
                     3(c)(14) of the Investment Company Act of 1940.

         (j)   [ ]   Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

         See Item 6.

         If this statement is filed pursuant to ss.240.13d-1(c), check this box [X].

Item 4.       Ownership:

         (a)  Amount beneficially owned:  1,750,732 shares

         (b)  Percent of class:  8.70%

         (c)  Number of shares as to which the person has:

              (i)   Sole power to vote or to direct the vote: 81,792 shares

              (ii)  Shared power to vote or to direct the vote: 1,668,940 shares

              (iii) Sole power to dispose or to direct the  disposition  of:
                    81,792 shares

              (iv)  Shared power to dispose or direct the disposition of:
                    1,668,940 shares

Item 5.       Ownership of Five Percent or Less of a Class

         Not applicable


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CUSIP NO. 402040109              SCHEDULE 13G                  Page 5 of 6 Pages


Item 6.       Ownership of More Than Five Percent on Behalf of Another Person

     The Securities referred to as beneficially owned by Robert Eastman in Items 4(c)ii and 4(c)iv of this Document are owned by various trusts for which Mr. Eastman serves as trustee. The trusts are as follows:

o Musician's Friend Trust owns 1,001,788 shares with Robert Eastman, DeAnna Eastman and Allen Dinardi as Trustees.

o Amazing Grace Foundation owns 350,240 shares with Robert Eastman and DeAnna Eastman as Trustees.

o Midas Touch Investments Trust owns 193,878 shares with Robert and DeAnna Eastman as Trustees.

o Syringa Investments Trust owns 79,284 shares with Robert Eastman and Maxine Jackson as Trustees.

o Eiger Mountain Real Estate Trust owns 43,750 shares with Robert and DeAnna Eastman as Trustees.

     The Securities referred to as beneficially owned by Robert Eastman in 4(c)i and 4(c)iii of this Document are convertible options.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      Not applicable

Item 8.       Identification and Classification of Members of the Group

      Not applicable

Item 9.       Notice of Dissolution of Group

      Not applicable

Item 10.      Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not


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CUSIP NO. 402040109              SCHEDULE 13G                  Page 6 of 6 Pages


     held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




           June 8, 1999                              /s/ Robert Eastman
----------------------------------                -------------------------
               (Date)                                   Robert Eastman